October 14, 2004

Mail Stop 0511

Steven Bolton, President
Quorum Ventures, Inc.
50 Fell Avenue, Suite 101
North Vancouver, British Columbia
Canada V7P 3S2

Re:	Quorum Ventures, Inc.
	Registration Statement on Form SB-2
	File No. 333-119715

Dear Mr. Bolton:

	We have completed a preliminary reading of your registration statement. It appears that your document fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In this regard, your registration statement does not appear to contain updated financial statements as required by Item 310 of Regulation S-B and Form SB-2. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments until this material deficiency is addressed.

	As long as it remains in its current form, we will not recommend acceleration of the effective date of the registration statement.
Also note that should the registration statement become effective in its present form, we would be required to consider what
recommendation, if any, we should make to the Commission.   We
suggest that you consider submitting a substantive amendment to correct the deficiency or a request for withdrawal of the filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements
and to enhance the overall disclosure in your filing.   Feel free to
call me at (202) 942-2999 with any questions. We look forward to working with you to address these concerns.

							Sincerely,



							John D. Reynolds
							Assistant Director

cc:  Val-u-corp Services, Inc.